SHARON R. RYAN VICE PRESIDENT, ACTING GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3817 F 901-214-0647 sharon.ryan@ipaper.com

April 18, 2011

VIA Facsimile and EDGAR Correspondence

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	International Paper Company
Form 10-K
Filed February 25, 2011
File No. 001-03157

Dear Mr. Reynolds:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 5, 2011 (the “Comment Letter”) relating to the above-captioned Form 10-K (the “Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced the text of the Staff’s comments in bold below.

The Company is filing this response letter via EDGAR submission in addition to providing you a facsimile copy of the submission.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

Off-Balance Sheet Variable Interest Entities, page 37

Question 1: We note the discussion on page 37 and elsewhere related to the variable interest entities formed in connection with your 2006 sale of forestlands, including your statements that you are not the primary beneficiary of these entities and your intention to affect a legal right of offset of certain debt obligations to these entities with your investments in the entities. In future filings, please provide an enhanced narrative explanation responsive to Item 303(a)(4)(A) of Regulation S-K and provide additional narrative and quantitative disclosure responsive to Item 303(a)(4)(C). Please provide us with your proposed draft disclosure.

The following proposed draft disclosure is based on information included in our 2010 Annual Report on Form 10-K filed on February 25, 2011. We will include the following language, as revised for 2011 activity, in our 2011 Annual Report on Form 10-K to be filed within 60 days of the end of our 2011 fiscal year.

“In connection with the 2006 sale of approximately 5.6 million acres of forestlands, International Paper received installment notes (the Timber Notes) totaling approximately $4.8 billion. The Timber Notes, which do not require principal payments prior to their August 2016 maturity, are supported by irrevocable letters of credit obtained by the buyers of the forestlands. During the

Mr. John Reynolds

April 18, 2011

three months ended December 31, 2006, International Paper contributed the Timber Notes to newly formed entities (the Borrower Entities) in exchange for Class A and Class B interests in these entities. Subsequently, International Paper contributed its $200 million Class A interests in the Borrower Entities, along with approximately $400 million of International Paper promissory notes, to other newly formed entities (the Investor Entities, and together with the Borrower Entities, the Entities) in exchange for Class A and Class B interests in these entities, and simultaneously sold its Class A interest in the Investor Entities to a third party investor. As a result, at December 31, 2006, International Paper held Class B interests in the Borrower Entities and Class B interests in the Investor entities valued at approximately $5.0 billion. International Paper has no obligation to make any further capital contributions to these Entities and did not provide any financial support that was not previously contractually required for the years ended December 31, 2010, 2009 or 2008.

Following the 2006 sale of forestlands and creation of the Entities discussed above, the Timber Notes were used as collateral for borrowings from a third party lender, which effectively monetized the Timber Notes. Certain provisions of the respective loan agreements require any bank issuing letters of credit supporting the Timber Notes to maintain a credit rating above a specified threshold. In the event the credit rating of a letter of credit bank is downgraded below the specified threshold, the letters of credit must be replaced within 60 days by letters of credit from a qualifying institution. The Company, retained to provide management services for the third-party entities that hold the Timber Notes, has, on occasion, successfully replaced banks that fell below the specified threshold as required by the loan agreements.

Also during 2006, the Entities acquired approximately $4.8 billion of International Paper debt obligations for cash, resulting in a total of approximately $5.2 billion of International Paper debt obligations held by the Entities at December 31, 2006. The various agreements entered into in connection with these transactions provide that International Paper has, and intends to affect, a legal right to offset its obligation under these debt instruments with its investments in the Entities. Accordingly, for financial reporting purposes, International Paper has offset approximately $5.1 billion of Class B interests in the entities against $5.1 billion of International Paper debt obligations held by these Entities at December 31, 2010 and 2009. Despite the offset treatment, these remain debt obligations of International Paper. Remaining borrowings of $129 million and $144 million for 2010 and 2009, respectively, are included in floating rate notes due 2011 – 2016 in the summary of long-term debt. Additional debt related to the above transaction of $38 million and $46 million is included in short-term notes in the summary of long-term debt for 2010 and 2009, respectively. For the aforementioned notes that are included in the summary of long-term debt, see Note 12 of the Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

International Paper recognized revenues related to its interests in the Entities of $42 million and $112 million and expense of $79 million and $149 million for the years ended December 31, 2010 and 2009, respectively. The net expense is included in interest expense in the accompanying consolidated statement of operations, as International Paper has and intends to affect its legal right to offset as discussed above. The Company made cash payments of $89 million and $190 million related to the outstanding debt obligations discussed above for the years ended December 31, 2010 and 2009, respectively. In addition, International Paper received cash distributions from the Entities of $32 million in 2010 and $139 million in 2009.

Mr. John Reynolds

April 18, 2011

Based on an analysis of these entities under guidance that considers the potential magnitude of the variability in the structures and which party has a controlling financial interest, International Paper determined that it is not the primary beneficiary of the above entities, and therefore, should not consolidate its investments in these entities. It was also determined that the source of variability in the structure is the value of the Timber Notes, the assets most significantly impacting each structure’s economic performance. The credit quality of the Timber Notes is supported by irrevocable letters of credit obtained by third party buyers which are 100% cash collateralized. International Paper analyzed which party has control over the economic performance of each entity, and concluded International Paper does not have control over significant decisions surrounding the Timber Notes and letters of credit and therefore is not the primary beneficiary. The Company’s maximum exposure to loss equals the value of the Timber Notes; however, an analysis performed by the Company concluded the likelihood of this exposure is remote.

The use of the Entities facilitated the monetization of the credit enhanced Timber Notes in a cost effective manner by increasing the borrowing capacity and lowering the interest rate while continuing to preserve the tax deferral that resulted from the forestlands installment sale and the offset accounting treatment described above.”

Form 8-K, filed December 22, 2010

Question 2: Portions of exhibit 10.1 indicate that information has been redacted; however, you do not appear to have requested confidential treatment pursuant to Rule 24b-2. Please advise or revise.

The Company initially redacted certain information from the exhibit solely for security reasons. The Company will request confidential treatment for this information pursuant to Rule 24b-2 and re-file the exhibit accordingly.

* * *

In addition, to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgment:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

April 18, 2011

* * *

If you have any questions or require further information with regard to the foregoing, you may contact me by phone at (901) 419-3817 or by facsimile transmission at (901) 214-0647. Thank you for your time and consideration.

Sincerely,

/s/ Sharon R. Ryan
Sharon R. Ryan
Vice President, Acting General Counsel
and Corporate Secretary